OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1  )*

SURGE GLOBAL ENERGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

86880T 10 0
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with the statement ☐.  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 86880T 10 0

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2010  (the “Schedule 13D”) by David Mcguire (“Reporting Person”), with respect to the common stock (the “Common Stock” or the “Shares”) of Surge Global Energy, Inc., a Delaware corporation (the “Company”).  This Amendment No. 1 is being filed for the reasons set forth in Item5 below.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.  From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

CUSIP NO. 86880T 10 0

Item 1.                      Security and Issuer

This Schedule 13D relates to the shares of common stock (“Common Stock”) of Surge Global Energy, Inc., a Delaware corporation (the “Company”). The Company’s principal offices are located at 990 Highland Dr., Ste. 206, Solana Beach, CA 92075.

Item 2.                      Identity and Background

(a)      David McGuire

(b)     10599 Wilshire Blvd., Suite #307, Los Angeles, CA 90024.

(c)     Former President of SEC-Compliance, Inc., a former subsidiary of the Issuer .

(d)     Not applicable.

(e)      Not applicable.

(f)       USA

Item 3.                      Source and Amount of Funds or Other Consideration

Not applicable

Item 4.                      Purpose of Transactions

(a) - (j) Not applicable

Item 5.                      Interest in Securities of the Issuer

(a) - (b)  None.

SCHEDULE 13D

CUSIP NO. 86880T 10 0

(c)  On October 1, 2010 the Company entered into an asset purchase agreement to acquire all of the assets of SEC-Compliance, Inc. for a total of $350,000, of which $100,000 was payable in cash, of which $40,000 was paid initially and the balance was due $10,000 per month monthly thereafter, plus 5,000,000 shares of Surge Global Energy common stock valued at $250,000. Concurrent with this purchase, the company entered into an employment agreement with David McGuire for two years at a salary of $10,000 per month and reimbursement of expenses. Subsequently, Mr. McGuire assigned 100% of his stock interest in SEC-Compliance to the Company for nominal consideration. All assets previously purchased by the Company from SEC-Compliance were assigned to this corporation. On January 25, 2011, the Company and Mr. McGuire and McGuire Consulting Services, Inc. ("MCS") entered into a rescission agreement pursuant to which Mr. McGuire agreed to resign from Surge's board, return his 5,000,000 shares of the Company's Common Stock for cancellation, and cancel his employment agreement without penalty. Surge would, in turn, transfer all assets and client lists of SEC-Compliance, Inc. and assign all liabilities of SEC-Compliance to MCS effective as of December 31, 2010. MCS also agreed to indemnify Surge from any liabilities or claims related to SEC-Compliance, Inc. for a two-year period. Surge also agreed to make a one-time payment of $10,000 to MCS upon execution of the settlement agreement, receipt of the 5,000,000 Surge shares, resignation by Mr. McGuire from the Surge board and option cancellation of 400,000 stock options held by Mr. McGuire.

(d) - (e)  Not Applicable

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Rescission Agreement by and among Surge Global Energy, Inc., David McGuire and McGuire Consulting Services, Inc.

Item 7.                      Materials to be filed as Exhibits

Rescission Agreement by and among Surge Global Energy, Inc., David McGuire and McGuire Consulting Services, Inc. (Incorporated by reference to Exhibit 10.93 contained in the Registrant's Form 8-K filed with the SEC on January 27, 2011.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2011

Signature By:	/s/ David McGuire
David McGuire